UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2011            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated November 8,  2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: November 8, 2011	By: /s/ "David Hottman" David Hottman President and CEO